[LETTERHEAD OF SUPERIOR ENERGY SERVICES, INC.]

                             January 31, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Superior Energy Services, Inc.
               Request for Withdrawal

Ladies and Gentlemen:

     On January 15, 1997, Superior Energy Services, Inc. (the "Registrant"), filed via the Securities and Exchange Commission's (the "Commission") EDGAR system a Post-Effective Amendment to Form SB-2 on Form S-3 (Registration Statement No. 333-25987) (the "Post-Effective Amendment"). The Registrant, at the request of a member of the Commission's Staff due to differing interpretations of Rule 401, requests that the Post-Effective Amendment be withdrawn.

     Should   you  have  any  questions,   please   contact   the
undersigned at (504) 393-7774.

                                   Sincerely,

                                   /s/ Robert Taylor

                                   Robert Taylor